FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Tagrisso reduced the risk of disease recurrence in the brain by 82% in the adjuvant treatment of early-stage EGFR-mutated lung cancer

19 September 2020 17:30 BST

Tagrisso reduced the risk of disease recurrence in the brain by 82%
in the adjuvant treatment of early-stage EGFR-mutated lung cancer

ADAURA Phase III trial data at ESMO reinforce the proven clinical activity of Tagrisso in treating central nervous system metastases

Results from a prespecified exploratory analysis of the positive ADAURA Phase III trial showed AstraZeneca's Tagrisso (osimertinib) demonstrated a clinically meaningful improvement in central nervous system (CNS) disease-free survival (DFS) in the adjuvant treatment of patients with early-stage (IB, II and IIIA) epidermal growth factor receptor-mutated (EGFRm) non-small cell lung cancer (NSCLC), after complete tumour resection.

While up to 30% of all patients with NSCLC may be diagnosed early enough to have potentially curative surgery, disease recurrence is still common in early-stage disease.1-3 CNS recurrence, when cancer spreads to the brain, is a frequent complication of EGFRm NSCLC and these patients have an especially poor prognosis.4-5

Results were presented on 19 September 2020 during the Presidential Symposium of the European Society for Medical Oncology (ESMO) Virtual Congress 2020 (abstract #LBA1) and simultaneously published with the primary results in The New England Journal of Medicine.

This analysis showed that fewer patients treated with Tagrisso in the adjuvant setting had recurrence events or deaths compared to placebo (11% versus 46%). Among patients whose cancer recurred, 38% of those treated with Tagrisso had a metastatic recurrence compared to 61% of patients on placebo. Tagrisso showed an 82% reduction in the risk of CNS recurrence or death (based on a hazard ratio [HR] of 0.18; 95% confidence interval [CI] 0.10-0.33; p<0.0001). Median CNS DFS was not yet reached in either arm.

In a post-hoc analysis, the estimated probability of observing disease recurrence in the brain at 18 months for patients treated with Tagrisso was less than 1% versus 9% for placebo among patients who had not experienced another type of recurrence. On the primary endpoint of DFS in patients with Stage II and IIIA disease, Tagrisso in the adjuvant setting reduced the risk of disease recurrence or death by 83% (HR 0.17; 95% CI 0.12-0.23; p<0.0001).

Masahiro Tsuboi, MD, PhD, director of the Department of Thoracic Surgery and Oncology, National Cancer Center Hospital East in Japan, and a principal investigator in the ADAURA Phase III trial, said: "It's time to change the notion that treatment for early-stage EGFR-mutated lung cancer ends after surgery, since recurrence rates are still very high even after adjuvant chemotherapy. These new data showing low rates of recurrence, particularly in the brain, combined with the remarkable disease-free survival benefit, clearly demonstrate that Tagrisso provides patients with more time living cancer-free."

José Baselga, Executive Vice President, Oncology R&D, said: "Once lung cancer has spread to the brain, outcomes are typically devastating for patients. We are now seeing Tagrisso expanding on its proven efficacy in treating progression in the brain in the metastatic setting as a result of its ability to cross the blood-brain barrier. The striking new data show that Tagrisso prevents the development of brain metastases in patients with early disease and reinforce that this medicine is truly transformative for patients with EGFR-mutated lung cancer. Tagrisso should become the standard of care in the adjuvant setting, just as it is for patients with metastatic disease around the world."

Summary of exploratory results on CNS recurrence in the ADAURA Phase III trial
	Tagrisson=339	Placebon=343
CNS DFS
HR (95% CI)	0.18 (0.10-0.33);
p-value	p<0.0001
CNS DFS events, patients (%):	6 (2%)	39 (11%)
CNS recurrence	4 (1%)	33 (10%)
Deathi	2 (1%)	6 (2%)
DFS events, patients (%):	37 (11%)	159 (46%)
Type of disease recurrence	n=37	n=157
Local/regional only	23 (62%)	61 (39%)
Distant	14 (38%)	96 (61%)
Deathii	0	2 (1%)
i. Death in absence of CNS disease recurrence, or death within two visits of baseline where the patient has no evaluable assessments or no baseline data.
ii.          Death in the absence of disease recurrence (any site), or death within two visits of baseline where the patient has no evaluable assessments or no baseline data.

The safety and tolerability of Tagrisso in this trial was consistent with previous trials in the metastatic EGFRm NSCLC setting. Adverse events at Grade 3 or higher from all causes occurred in 10% of patients in the Tagrisso arm versus 3% in the placebo arm as assessed by investigators.

Tagrisso is not currently approved in the adjuvant setting in any country. Tagrisso received Breakthrough Therapy Designation in July 2020 for the adjuvant treatment of patients with early-stage EGFRm NSCLC after complete tumour resection with curative intent. Tagrisso is approved for the 1st-line treatment of patients with locally advanced or metastatic EGFRm NSCLC and for the treatment of locally advanced or metastatic EGFR T790M mutation-positive NSCLC in the US, Japan, China, the EU and many other countries around the world.

Lung cancer
Lung cancer is the leading cause of cancer death among both men and women, accounting for about one-fifth of all cancer deaths.6 Lung cancer is broadly split into NSCLC and small cell lung cancer, with 80-85% classified as NSCLC.7 The majority of all NSCLC patients are diagnosed with advanced disease while approximately 25-30% present with resectable disease at diagnosis.1-3

For those with resectable tumours, the majority of patients eventually develop recurrence despite complete tumour resection and adjuvant chemotherapy.8 Early-stage lung cancer diagnoses are often only made when the cancer is found on imaging for an unrelated condition.9-10

Approximately 10-15% of NSCLC patients in the US and Europe, and 30-40% of patients in Asia have EGFRm NSCLC.11-13 These patients are particularly sensitive to treatment with EGFR-tyrosine kinase inhibitors (TKIs) which block the cell-signalling pathways that drive the growth of tumour cells.14

ADAURA
ADAURA is a randomised, double-blinded, global, placebo-controlled Phase III trial in the adjuvant treatment of 682 patients with Stage IB, II, IIIA EGFRm NSCLC following complete tumour resection and adjuvant chemotherapy as indicated. Patients were treated with Tagrisso 80mg once-daily oral tablets or placebo for three years or until disease recurrence.

The trial enrolled in more than 200 centres across more than 20 countries, including the US, in Europe, South America, Asia and the Middle East. The primary endpoint is DFS in Stage II and IIIA patients and a key secondary endpoint is DFS in Stage IB, II and IIIA patients. The data readout was originally anticipated in 2022. The trial will continue to assess overall survival.

Tagrisso
Tagrisso (osimertinib) is a third-generation, irreversible EGFR-TKI with clinical activity against central nervous system metastases. Tagrisso 40mg and 80mg once-daily oral tablets have received approval in the US, Japan, China, the EU and many countries around the world for 1st-line EGFRm advanced NSCLC and EGFR T790M mutation-positive advanced NSCLC.

AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage development for the treatment of different forms of lung cancer spanning different histologies, several stages of disease, lines of therapy and modes of action.

AstraZeneca aims to address the unmet needs of patients with EGFRm tumours as a genetic driver of disease with the approved medicines Iressa (gefitinib) and Tagrisso and its ongoing Phase III trials LAURA, NeoADAURA and FLAURA2.

AstraZeneca is committed to addressing tumour mechanisms of resistance through the ongoing Phase II trials SAVANNAH and ORCHARD, which test Tagrisso in combination with savolitinib, a selective inhibitor of c-MET receptor tyrosine kinase, along with other potential new medicines.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With seven new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. Cagle P, et al. Lung Cancer Biomarkers: Present Status and Future Developments. Archives Pathology Lab Med. 2013;137:1191-1198.
2. Le Chevalier T. Adjuvant Chemotherapy for Resectable Non-Small-Cell Lung Cancer: Where is it Going? Ann Oncol. 2010;21:196-8.
3. Datta D, et al. Preoperative Evaluation of Patients Undergoing Lung Resection Surgery. Chest. 2003;123: 2096-2103.
4. Rangachari, et al. Brain Metastasesin Patientswith EGFR-Mutatedor ALK-RearrangedNon-Small-Cell LungCancers. LungCancer. 2015;88,108-111.
5. Ali A, et al. Survival of Patients with Non-small-cell Lung Cancer After a Diagnosis of Brain Metastases. CurrOncol. 2013;20(4):e300-e306.
6. World Health Organization. International Agency for Research on Cancer. Lung Fact Sheet. Available at http://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed September 2020.
7. LUNGevity Foundation. Types of Lung Cancer. Available at https://www.lungevity.org/about-lung-cancer/lung-cancer-101/types-of-lung-cancer. Accessed September 2020.
8. Pignon et al. Lung Adjuvant Cisplatin Evaluation: A Pooled Analysis by the LACE Collaborative Group. J Clin Oncol 2008;26:3552-3559.
9. Sethi S, et al. Incidental Nodule Management - Should There Be a Formal Process?. Journal of Thorac Onc. 2016:8;S494-S497.
10. LUNGevity Foundation. Screening and Early Detection. Available at: https://lungevity.org/for-patients-caregivers/lung-cancer-101/screening-early-detection#1. Accessed September 2020.
Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in 11. Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.
12. Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
13. Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.
14. Cross DA, et al. AZD9291, an Irreversible EGFR TKI, Overcomes T790M-Mediated Resistance to EGFR Inhibitors in Lung Cancer. Cancer Discov. 2014;4(9):1046-1061.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 September 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary